FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March 2009	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                 Form 40-F ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Simon A. Fish

Name: Simon A. Fish
Title: Executive Vice-President and General Counsel

	By:	/s/ Karen E. Eastburn

Date: March 11, 2009	Name: Karen E. Eastburn
Title: Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Bank of Montreal Announces Preferred Share Issue.

99.2	Press Release – Bank of Montreal Announces Increase to Preferred Share Issue.